UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

For the month of July, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Mark Kenny	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
+353 1 631 5500	(781) 902-8139	+ (353) 1-637 2146
iona@kcapitalsource.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS

Dublin, Ireland & Waltham, Mass – July 1, 2005 – IONA® (NASDAQ: IONA), a world leader in high performance integration solutions for mission-critical IT environments, today announced preliminary results for the second quarter ended June 30, 2005.

IONA expects to report second quarter 2005 revenue to be in the range of $13.6 to $14.1 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA expects to report a net loss for the second quarter in the range of $0.06 to $0.08 per share.

“We continue to pursue certain enterprise software transactions that we expected to close prior to quarter end. Despite the time delay we experienced in closing these CORBA transactions in the second quarter, IONA is pleased to confirm that Artix™ performed as we expected. Artix revenue, for the second quarter, represents growth on the first quarter of 2005 and significant growth on prior year levels. Consequently, Artix represents approximately 13% of IONA’s revenue in the second quarter,” stated Peter Zotto, CEO, IONA. “Artix revenues reflect the accelerating adoption of ESB technology, a market that IONA is uniquely positioned to address.”

IONA will host a conference call today at 9:00 am Eastern Time to discuss the company’s preliminary second quarter results. Investors and other interested parties may dial into the call using the toll free number 800-857-4151 in the United States or +1-210-234-0013 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling 866-417-5765 in the United States or +1-203-369-0734 for callers outside the United States until July 8, 2005.

IONA will host its regularly scheduled conference call on July 14, 2005 at 10:00 a.m. Eastern Time to discuss final results for the second quarter ended June 30, 2005.

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations for the second quarter of 2005, expectations regarding future transactions, plans and objectives of management, expectations regarding future financial performance, market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the preliminary nature of financial information for the second quarter of 2005; timing and seasonal patterns of product sales, the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts and cash balance; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, Artix, and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 1, 2005	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer